ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 22, 2025		Lisa M. Henry T +1 617 951 7780 lisa.henry@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Kim McManus

Re:	Versus Capital Real Assets Fund LLC (File Nos. 333-261313 and 811-23201) (“VCRRX”) (the “Fund”)

Ladies and Gentlemen,

On July 9, 2025, Ms. Kim McManus (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Lisa M. Henry of Ropes & Gray LLP, counsel to the Fund, in connection with the Staff’s review of Post-Effective Amendment No. 7 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 22 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to VCRRX’s Registration Statement on Form N-2, filed pursuant to Rule 486(a) under the 1933 Act on May 30, 2025.

The Staff Reviewer requested that the Fund’s responses be provided in writing via EDGAR correspondence. Accordingly, the Staff’s comments, together with the Fund’s responses thereto, are set forth below. The below responses will be reflected, to the extent applicable, in an amendment to the Fund’s Registration Statement on Form N-2 to be filed pursuant to Rule 486(b) under the 1933 Act. Capitalized terms not defined in this letter have the same meaning as in the Fund’s Registration Statement.

1.	Comment: On the cover page, please add a cross-reference to interval fund/repurchase policy risks and the discussion of conflicts of interest.

Response: The Fund will add the following disclosure to the fourth bullet on the cover page:

See “Risk Factors – Interval Fund Risk” and “– Liquidity Risk” in the Prospectus and “Conflicts of Interest” in the Statement of Additional Information (the “SAI”).

2.	Comment: On the cover page in the bullets, please add prominent statements to the effect that:

a.	Shareholders will bear substantial direct and indirect fees and expenses in connection with their investment.

b.	Private fund investments involve a high degree of business and financial risk that can lead to substantial losses.

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c.	The Fund should be considered a complex investment and entails substantial risks and a prospective investor should invest in the Fund only if the investor can sustain a substantial or complete loss of their investment.

Response: The Fund will revise the list of bullets on the cover page as follows:

Investing in the Shares involves risks that are described in the “Risk Factors” section of this Prospectus.

•	The Fund does not intend to list its Shares on any securities exchange during the offering period, and the Fund does not expect a secondary market in the Shares to develop. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

•	You should not expect to be able to sell your Shares other than through the Fund’s repurchase offers, regardless of how the Fund performs. If you are able to sell your Shares, other than through the Fund’s repurchase offers, you will likely receive less than your purchase price.

•	Even though the Fund will offer to repurchase Shares on a quarterly basis, you should consider Shares of the Fund to be an illiquid investment. There is no guarantee that you will be able to sell your Shares at any given time or in the quantity that you desire.

•	The Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment. See “Risk Factors – Interval Fund Risk” and “– Liquidity Risk” in the Prospectus and “Conflicts of Interest” in the Statement of Additional Information (the “SAI”).

•	You will bear substantial direct and indirect fees and expenses in connection with your investment in the Fund.

•	The underlying Private Funds involve a high degree of business and financial risk that can lead to substantial losses.

•	The Fund, the Subsidiaries, the Sub-REIT, and the underlying Private Funds may utilize borrowings and financial leverage and significant risks may be assumed as a result. See “Risk Factors – Leverage Risk.”

•	The amount of distributions that the Fund may pay, if any, is uncertain.

•	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds and borrowings.

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•	The Fund should be considered a complex investment and entails substantial risk. You should invest in the Fund only if you can sustain a substantial or complete loss of your investment.

3.	Comment: Please supplementally confirm that the Fund has disclosed the cost of each Private Fund investment within the Schedule of Investments as required by Rule 12-12 of Regulation S-X.

Response: The Fund confirms that it has disclosed the cost of each underlying Private Fund in the Notes to the Financial Statements under “Restricted Securities.”

4.	Comment: Please provide a legal analysis regarding whether the “arrangers” would meet the definition of “investment adviser” under Section 2(a)(20) of the Investment Company Act and/or Section 202(a)(11) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: Please refer to the response to Staff comment #2 in the letter dated March 4, 2025 regarding the Staff’s comments on the registration statement of Versus Capital Real Estate Fund LLC. The Fund confirms that the same analysis applies to the Fund’s use of any arrangers.

5.	Comment: Under “Prospectus Summary – Investment Management Fee,” please revise to disclose that the cost associated with the Fund’s investments in Private Funds may be significant.

Response: The Fund will revise its disclosure as follows:

To the extent that the Fund invests in Private Funds, the Fund will be subject to the management fees, including asset-based fees and, in some cases, performance fees, charged by the Private Funds on the portion of the Fund’s assets invested in such Private Funds. The fees and expenses associated with the Fund’s investments in Private Funds may be significant.

6.	Comment: Please revise “Valuation Risk” to clearly and plainly disclose the following:

a.	The Adviser fair values the Fund’s investment in Private Funds based on valuations provided by the Managers of such Private Funds, which valuations may also be based on fair valuation procedures. These fair value determinations may prove to be inaccurate.
b.	The fair value of Private Funds is subject to adjustment or revisions. If the Fund’s NAV is adjusted after a shareholder receives their shares upon purchase or receives repurchase proceeds in a repurchase offer, the adjustment will not, in most cases, result in an adjustment to the number of shares received by the shareholder in a purchase or a shareholder’s repurchase proceeds in a repurchase offer; therefore, shares may be purchased or repurchased at a NAV that may later turn out to be incorrect.

Response: The Fund will revise “Valuation Risk” as marked below. The Fund believes that stating that the Fund’s shares may be purchased or repurchased at a NAV that may later turn out to be incorrect would be confusing to shareholders. For any fund that holds an investment that is fair valued, the fund’s NAV is a good faith estimate based on the information available on the date such NAV is determined; this is not unique to the Fund or its investment in Private Funds.

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•	Valuation Risk. The value of the Fund’s investments will be difficult to ascertain, and the valuations provided in respect of the Private Funds, the Sub-REIT, private debt investments and other private securities will likely vary from the amounts the Fund would receive upon withdrawal, realization or other disposition of these investments. While the value of the Fund’s publicly-traded securities is more readily ascertainable, the Fund’s ownership interest in Private Funds, the Sub-REIT, private debt investments and other private securities that are not publicly traded will depend on appraisers, pricing agents and other service providers, arrangers, and Managers to provide a valuation, or assistance with a valuation, of the Fund’s investment. Any such valuation is a subjective analysis of the fair market value of an asset and requires the use of techniques that are costly and time-consuming and ultimately provide only an estimate of value.

For information about the value of the Fund’s investment in Private Funds, the Adviser will be dependent on valuations or other information provided by the Private Funds and Managers, including quarterly unaudited financial statements. Such valuations may be based on fair valuation procedures and may prove to be inaccurate, which ~~that, if inaccurate,~~ could adversely affect the Adviser’s ability to value accurately the Fund’s Shares. Moreover, the valuation of the Fund’s investment in a Private Fund, as provided by a Manager as of a specific date, or of the Sub-REIT provided by a property manager, may vary from the fair value of the investment that may be obtained if such investment were sold to a third party.

In addition, the valuations of the Fund’s investments in Private Funds, the Sub-REIT, private debt investments and other private securities are subject to later adjustment or revision. If the Fund’s NAV is adjusted after a shareholder receives their Shares upon purchase or receives repurchase proceeds in a repurchase offer, the adjustment will not, in most cases, result in an adjustment to the number of Shares received by the shareholder in a purchase or a shareholder’s repurchase proceeds in a repurchase offer.

7.	Comment: With respect to footnote 3 to the Summary of Fund Expenses table, please revise the footnote to state, if true, that the fee waiver agreements will continue for so long as the investment management agreement is in effect.

Response: The Fund will revise the relevant disclosure under footnote 3 as follows:

The Investment Management Fee is paid to the Adviser at an annual rate of 1.15% of NAV, which accrues daily on the basis of the Fund’s net assets. The Investment Management Fee will reduce the NAV of the Fund and is payable in arrears on a quarterly basis. See “Management of the Fund – Adviser and Investment Management Fee.” To the extent the Fund utilizes a Subsidiary or the Sub-REIT, the Adviser contractually agrees to reduce the Investment Management Fee paid by the Fund in an amount equal to any management fees it receives from a Subsidiary, or to waive any management fees payable by the Sub-REIT, such that, for the collective net assets of the Fund and the Subsidiaries and the Sub-REIT, the total Investment Management Fee is calculated at a rate of 1.15%. Each of these waivers will continue for so long as the Investment Management Agreement is in effect and may be terminated only upon approval by the Directors of the Fund, including a

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majority of the Independent Directors. The Adviser will pay the Sub-Adviser from its Investment Management Fee. Pursuant to the sub-advisory agreement, Brookfield is paid a management fee by the Adviser that is assessed on a sliding scale from 0.60% down to 0.45% based on the average daily NAV of the Fund assets that Brookfield manages.

8.	Comment: Please add disclosure under “Calculation of Net Asset Value” that addresses adjustments or revisions to previously assigned values (e.g., as a result of an audit).

Response: The Fund will revise the three paragraphs in the subsection “Fair Valuation Methodology – Private Funds” under “Calculation of Net Asset Value” as follows:

The Board has adopted procedures pursuant to which the Valuation Designee typically will fair value the Fund’s investments in the Private Funds according to the value reported by each Private Fund’s quarterly NAV statement. ~~The Valuation Designee will also review this information for reasonableness based on its knowledge of current market conditions and the individual characteristics of each Private Fund and may clarify or validate the reported information with the applicable manager of the Private Fund.~~ In certain circumstances, a Private Fund or its manager may provide information on a Private Fund’s NAV on a basis more frequent than quarterly (daily or periodically). A Private Fund may provide a preliminary NAV that may differ from the Private Fund’s final NAV. The Valuation Designee may rely on such preliminary NAV and subsequently adjust the Fund’s NAV based on the Private Fund’s final NAV. In addition, the valuations provided by the Private Funds may also be based on fair value valuation. The Private Fund’s valuation and/or the Valuation Designee’s fair values may prove to be inaccurate. Incorrect valuations of the Private Fund could have an adverse effect on the Fund’s NAV and shareholder transactions in the Shares. See “Risk Factors – Valuation Risk.”

The Valuation Designee will ~~also~~ review ~~this~~valuation information received from a Private Fund or its Manager for reasonableness based on its knowledge of current market conditions and the individual characteristics of each Private Fund and may clarify or validate the reported information with the applicable manager of the Private Fund. If determined reasonable, the Valuation Designee may value the Fund’s investment in such Private Fund according to this information without further adjustments.

The Valuation Designee may conclude, in certain circumstances, that the information provided by any Private Fund or its manager does not represent the fair value of the Fund’s investment in a Private Fund and is not indicative of what actual fair value would be under current market conditions. In those circumstances, the Valuation Designee may determine to value the Fund’s investment in the Private Fund at a discount or a premium to the reported value received from the Private Fund. Any such decision will be made in good faith by the Valuation Designee, and will be reported to the Board’s Valuation Committee at its next regularly scheduled quarterly meeting.

9.	Comment: In the subsection “Fair Valuation Methodology” in the section “Calculation of Net Asset Value,” please add disclosure, if accurate, that states that the Adviser fair values the Fund’s investments in Private Funds based on valuations provided by the Managers of the Private Funds, which valuations

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may also be based on fair value valuation. One or both of these fair value determinations may prove to be inaccurate. Also add that incorrect valuations of Private Funds could have an adverse effect on the Fund’s net asset value and shareholder transactions in the Shares and include a cross-reference to the risk disclosure.

Response: Please see the response to Comment 8 above.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7780.

Sincerely,

/s/ Lisa M. Henry
Lisa M. Henry

cc:	Sarah Clinton, Ropes & Gray LLP
Chelsea M. Childs, Ropes & Gray LLP
Brian Petersen, Versus Capital Advisors LLC
Jillian Varner, Versus Capital Advisors LLC